VIA EDGAR

January 19, 2012

Cecilia D. Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-5546

ATTN: Pradip Bhaumik, Special Counsel

Re:    BT Group plc
           Form 20-F for the Fiscal Year Ended March 31, 2011
           Filed May 27, 2011
           File No. 1-08819

Dear Ms. Blye:

On behalf of BT Group plc (“BT”), I am writing to request an extension of time to respond to your comment letter dated December 16, 2011 regarding the above-referenced filing.  As discussed with Special Counsel Pradip Bhaumik, the deadline for our response previously was extended until January 20, 2012.  BT hereby requests a further extension of time to respond until close-of-business on Friday, February 3, 2012.

We are working diligently to prepare the requested information as quickly as possible. Given the scope and complexity of BT’s international business operations, as well as the scope of the information requested in your December 16, 2011 letter, BT will need additional time in order to prepare a complete and accurate response.

Please advise if you require any additional information at this time.

Sincerely,

/s/ Tony Chanmugam

Tony Chanmugam
Group Finance Director